Exhibit 99.1

Pan American Silver announces results of annual shareholders meeting

VANCOUVER, May 12, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") is pleased to announce the voting results from its annual general and special meeting of shareholders held on Monday, May 11, 2015 in Vancouver, British Columbia.

A total of 108,494,058 shares were represented at the meeting, being 71.55% of the Company's issued and outstanding common shares.  Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year and the authorization of the directors to fix the remuneration payable to the auditors, the acceptance of the Company's approach to executive compensation, otherwise known as say-on-pay, the amendments to the Company's 2010 Stock Option and Compensation Share Plan, and the election of management's nominees as directors.

Director Voting

Detailed results of the vote for the election of directors are provided below:

Director Nominee	Votes For	Votes Withheld
Ross J. Beaty	68,979,650 (94.37%)	4,115,332 (5.63%)
Geoffrey A. Burns	72,104,141 (98.64%)	990,891 (1.36%)
Michael Carroll	72,091,255 (98.63%)	1,003,788 (1.37%)
Christopher Noel Dunn	68,459,239 (93.66%)	4,635,743 (6.34%)
Neil de Gelder	67,805,196 (92.76%)	5,289,847 (7.24%)
Davd C. Press	71,956,718 (98.44%)	1,138,325 (1.56%)
Walter Segsworth	72,082,890 (98.62%)	1,012,153 (1.38%)

Say-on-Pay Voting

Detailed results of the vote for the advisory resolution on the Company's approach to executive compensation are provided below:

Resolution	Votes For	Votes Against
Advisory resolution approving the Company's approach to executive compensation	69,912,650 (95.65%)	3,181,965 (4.35%)

Stock Option and Compensation Share Plan Voting

Detailed results of the vote for the ordinary resolution to amend the Company's 2010 Stock Option and Compensation Share Plan provided below:

Resolution	Votes For	Votes Against
Ordinary resolution to amend the Company's 2010 Stock Option and Compensation Share Plan	65,254,322 (89.27%)	7,840,291 (10.73%)

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:29e 12-MAY-15